Filed Pursuant to Rule 433

Registration No. 333-207723

May 10, 2016

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Security:	5.000% Senior Notes due 2026

Maturity:	May 31, 2026

Face Amount:	$900,000,000

Gross Proceeds:	$900,000,000

Gross Spread:	1.25%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$888,750,000

Coupon:	5.000%

Offering Price:	100.000% plus accrued interest, if any, from May 13, 2016

Yield:	5.000%

Trade Date:	May 10, 2016

Settlement Date:	May 13, 2016 (T+3)

Interest Payment Dates:	May 31 and November 30, beginning November 30, 2016

Record Dates:	May 15 and November 15

Optional Redemption:	On or after: May 31, 2021 May 31, 2022 May 31, 2023 May 31, 2024 and thereafter	Price: 102.500% 101.667% 100.833% 100.000%

Make Whole:	Makewhole call @ T+50bps prior to May 31, 2021

Equity Clawback:	35% at 105.000% prior to May 31, 2019

Spread to Treasury:	+ 325bps

Reference Treasury:	UST 1.625% due February 15, 2026

Underwriters:	Citigroup Global Markets Inc. Barclays Capital Inc. BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wells Fargo Securities, LLC

Natixis Securities Americas LLC

Capital One Securities, Inc.

Commerz Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	382550 BF7 / US382550BF73

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 800-831-9146.